Exhibit 99.1

INDEX TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Interim condensed consolidated financial statements

(unaudited)

Interim condensed consolidated financial statements
Interim condensed consolidated statement of financial position as of December 31, 2018 and September 30, 2019	F-2
Interim condensed consolidated statement of comprehensive income for the three and nine months ended September 30, 2018 and 2019	F-3
Interim condensed consolidated statement of cash flows for the nine months ended September 30, 2018 and 2019	F-4
Interim condensed consolidated statement of changes in equity for the nine months ended September 30, 2018 and 2019	F-5
Notes to interim condensed consolidated financial statements	F-7

QIWI plc

Interim condensed consolidated statement of financial position

September 30, 2019

(in millions of rubles)

	Notes	As of December 31, 2018 (audited)	As of September 30, 2019 (unaudited)
Assets
Non-current assets
Property and equipment	14, 15	1,074	2,708
Goodwill and other intangible assets		10,846	10,091
Investments in associates	12	812	920
Investments in joint venture	13	836	820
Long-term debt securities and deposits	24	497	3,098
Long-term loans	5, 24	230	206
Other non-current assets		110	53
Deferred tax assets		157	239

Total non-current assets		14,562	18,135

Current assets
Trade and other receivables	6	8,042	6,273
Short-term loans	5	6,890	8,161
Short-term debt securities and deposits	24	1,432	1,116
Prepaid income tax		112	33
Other current assets	8	929	940
Cash and cash equivalents	7	40,966	35,789

Total current assets		58,371	52,312

Assets held for sale		90	9

Total assets		73,023	70,456

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserve		2,097	2,503
Retained earnings		9,091	11,113
Translation reserve		513	324

Total equity attributable to equity holders of the parent		25,646	27,885
Non-controlling interests		60	55

Total equity		25,706	27,940

Non-current liabilities
Long-term lease liabilities	15	—	1,016
Long-term Customer accounts	10	237	363
Other non-current liabilities		—	15
Deferred tax liabilities		744	724

Total non-current liabilities		981	2,118

Current liabilities
Trade and other payables	9	27,499	20,962
Customer accounts and amounts due to banks	10	17,868	18,131
Short-term lease liabilities	15	—	322
VAT and other taxes payable		428	234
Income tax payable		10	11
Other current liabilities	8	531	738

Total current liabilities		46,336	40,398

Total equity and liabilities		73,023	70,456

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

September 30, 2019

(in millions of rubles)

	Unaudited
	Notes	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Revenue:		7,943	21,329	10,142	28,646

Payment processing fees		6,025	16,786	7,918	22,408
Interest revenue calculated using the effective interest rate	17	563	1,084	941	2,651
Fees from inactive accounts and unclaimed payments		380	1,009	484	1,400
Other revenue	17	975	2,450	799	2,187

Operating costs and expenses:		(6,890)	(17,996)	(8,676)	(23,151)

Cost of revenue (exclusive of depreciation and amortization)	18	(3,881)	(10,396)	(4,989)	(14,196)
Selling, general and administrative expenses	19	(2,552)	(6,593)	(2,593)	(6,890)
Depreciation and amortization		(221)	(623)	(389)	(1,079)
Credit loss expense	5,6,7,22	(236)	(361)	(179)	(460)
Impairment of non-current assets	16	—	(23)	(526)	(526)

Profit from operations		1,053	3,333	1,466	5,495

Share of gain/(loss) of an associate and a joint venture	12,13	—	(19)	149	78
Other income and expenses, net		(2)	(72)	(47)	8
Foreign exchange gain		344	821	164	665
Foreign exchange loss		(274)	(634)	(97)	(814)
Interest income and expenses, net		2	14	(7)	(18)

Profit before tax		1,123	3,443	1,628	5,414
Income tax expense	21	(270)	(712)	(440)	(1,215)

Net profit		853	2,731	1,188	4,199

Attributable to:
Equity holders of the parent		842	2,702	1,173	4,160
Non-controlling interests		11	29	15	39
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		108	365	33	(194)
Debt instruments at fair value through other comprehensive income:
Net change in fair value		—	—	9	9
Changes in allowance for expected credit losses		—	—	6	6
Total other comprehensive income, net of tax		108	365	48	(179)

Total comprehensive income, net of tax		961	3,096	1,236	4,020

Attributable to:
Equity holders of the parent		950	3,067	1,220	3,986
Non-controlling interests		11	29	16	34
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		13.74	44.23	18.96	67.43
Diluted, profit attributable to ordinary equity holders of the parent		13.66	43.88	18.77	66.68

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

September 30, 2019

(in millions of rubles)

		Nine months ended (unaudited)
	Notes	September 30, 2018	September 30, 2019
Cash flows from operating activities
Profit before tax		3,443	5,414
Adjustments to reconcile profit before tax to net cash flows (used in)/generated from operating activities
Depreciation and amortization		623	1,079
Foreign exchange loss/(gain), net		(187)	149
Interest income, net	17	(1,038)	(2,113)
Credit loss expense		361	460
Share of (gain) / loss of an associate and a joint venture		19	(78)
Share-based payments		519	391
Loss from initial recognition	19	103	151
Impairment of non-current assets		23	526
Other		66	65

Operating profit before changes in working capital		3,932	6,044
Decrease in trade and other receivables		335	1,355
(Increase)/decrease in other assets		(316)	9
Increase in customer accounts and amounts due to banks		8,725	157
Increase/(decrease) in accounts payable and accruals		742	(5,638)
Increase in loans issued from banking operations		(3,200)	(1,387)

Cash received from operations		10,218	540
Interest received		871	2,615
Interest paid		(78)	(109)
Income tax paid		(476)	(1,266)

Net cash flow received from operating activities		10,535	1,780

Cash flows used in investing activities
Cash inflow from business combination		234	—
Cash investment in associate and joint control companies		(21)	(200)
Purchase of property and equipment		(564)	(594)
Purchase of intangible assets		(247)	(235)
Proceeds from sale of fixed and intangible assets		—	173
Loans issued		(135)	(353)
Repayment of loans issued		3	33
Purchase of debt securities and funds depositing		(810)	(3,686)
Proceeds from sale and redemption of debt instruments		672	1,412

Net cash flow used in investing activities		(868)	(3,450)

Cash flows used in financing activities
Repayment of borrowings and lease liabilities		—	(371)
Dividends paid to owners of the Group	20	—	(2,278)
Dividends paid to non-controlling shareholders		(27)	(39)

Net cash flow used in financing activities		(27)	(2,688)
Effect of exchange rate changes on cash and cash equivalents		813	(819)
Effect of change in expected credit loss on cash and cash equivalents		(7)	—

Net increase\(decrease) in cash and cash equivalents		10,446	(5,177)
Cash and cash equivalents at the beginning of the period	7	18,435	40,966

Cash and cash equivalents at the end of the period	7	28,881	35,789

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

September 30, 2019

(in millions of rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2018 (audited)		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

Impact of adopting IFRS 16	2	—	—	—	—	—	117	—	117	—	117
Restated opening balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,208	513	25,763	60	25,823

Profit for the period		—	—	—	—	—	4,160	—	4,160	39	4,199
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(189)	(189)	(5)	(194)
Debt instruments at FVOCI		—	—	—	—	15	—	—	15	—	15

Total comprehensive income		—	—	—	—	15	4,160	(189)	3,986	34	4,020

Share-based payments	25.4	—	—	—	—	391	—	—	391	—	391
Exercise of options		535,320	—	—	—	—	—	—	—	—	—
Dividends (36 RUR per share)		—	—	—	—	—	(2,255)	—	(2,255)	—	(2,255)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(39)	(39)

Balance as of September 30, 2019 (unaudited)		61,986,833	1	1,876	12,068	2,503	11,113	324	27,885	55	27,940

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2017 (audited)		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

Impact of adopting IFRS 9		—	—	—	—	—	(208)	—	(208)	—	(208)
Restated opening balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,507	(2)	20,912	37	20,949

Profit for the period		—	—	—	—	—	2,702	—	2,702	29	2,731
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	365	365	—	365

Total comprehensive income		—	—	—	—	—	2,702	365	3,067	29	3,096

Share-based payments	25.4	—	—	—	—	519	—	—	519	—	519
Exercise of options		442,787	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(27)	(27)

Balance as of September 30, 2018 (unaudited)		61,375,441	1	1,876	12,068	1,981	8,209	363	24,498	39	24,537

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited)

1. Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc, formerly QIWI Limited prior to December 31, 2012 when the Company’s name was changed, (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the nine months ended September 30, 2019 were authorized for issue on November 12, 2019.

The Company was registered on February 26, 2007 as a limited liability Company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited.

Sergey Solonin is the ultimate controlling shareholder of the Group as of September 30, 2019.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2. Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of December 31, 2018.

2.2. New standards, interpretations and amendments adopted by the Group

The interim condensed consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies IFRS 16 Leases for the first time in 2019. As required by IAS 34, the nature and effect of changes to the Group’s financial statements as a result of adopting IFRS 16 Leases are disclosed below.

Several other amendments and interpretations are applied for the first time in 2019, but do not have an impact on the interim condensed consolidated financial statements of the Group.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

2. Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

IFRS 16—Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The impact of adopting IFRS 16 on the statement of financial position (increase/ (decrease)) as at January 1, 2019:

Amount
Assets
Property and equipment (right-of-use assets)	1,082
Deferred tax assets	(29)
Total assets	1,053
Liabilities
Long-term portion of lease liabilities	704
Short-term portion of lease liabilities	364
Trade and other payables	(132)
Total Liabilities	936

Net impact on equity, Including	117

Retained earnings	117

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

2. Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

a) Nature of the effect of adoption of IFRS 16

The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use assets.

Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use assets.

Most contracts where the Group acts as a lessee (except for long-term contract for office premises lease), fall under the recognition exemption for being short-term leases. The Group did not recognize either assets or liabilities for them and will continue recognize expenditure arising from them as expenses on rent of premises and related utility expenses (within selling, general, and administrative expenses) as they are incurred.

Accounting of several long-term contracts of lease of office premises where the Group acts as a lessee, had a material effect on the consolidated financial statements of the Group. This effect resulted from recognition of lease liabilities and right-of-use assets and from derecognition of accounts payable related to these contracts.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Amount
Operating lease commitments as at December 31, 2018	1,242
Weighted average incremental borrowing rate as at January 1, 2019	9%
Discounted operating lease commitments at January 1, 2019	1,202
Less:
Commitments relating to short-term lease	(134)

Lease liabilities as at January 1, 2019	1,068

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

2. Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

b) Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application.

Lease liabilities

Lease liabilities are recognized at the date of initial application at the present value of the remaining lease payments discounted using the Group’s incremental borrowing rate at the date of initial application.

Right-of-use assets

Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. No impairment is accrued on right-of-use assets as at the date of initial application.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises and places for equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group included the renewal period as part of the lease term for leases of various premises in Moscow equal to the term of lease of the main office premises because it is highly unlikely that these premises will be left until the main office moves to another place.

The carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period are disclosed in note 15.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

2. Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The interpretation did not have an impact on the consolidated financial statements of the Group.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortised cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the consolidated financial statements of the Group.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognised as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Group does not have long-term interests in its associate and joint venture.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

2. Basis of preparation and changes to the Group’s accounting policies (continued)

2.2. New standards, interpretations and amendments adopted by the Group (continued)

Annual Improvements 2015-2017 Cycle

●	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

●	IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured. An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments had no impact on the consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

●	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognised those past transactions or events. An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

●	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

3. Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2018	As of September 30, 2019
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems and Bank operations, inc.: money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania)	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia)[1]	Operation of on-line payments	100%	—
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)	On-line cashbox production	51%	51%
QIWI Platform LLC (Russia)	Software development	100%	100%
Factoring PLUS LLC (ex. QIWI Processing LLC (Russia)	Software development	100%	100%
ContactPay Solution (United Kingdom)[2]	Operation of on-line payments	—	100%
Rocket Universe LLC (Russia)[2]	Software development	—	100%
Billing Online Solutions LLC (Russia)[2]	Software development	—	100%

Joint ventures
Flocktory Ltd (Cyprus)	Holding company	82%	82%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	82%	82%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	82%	82%

Associate
JSC Tochka (Russia)	Digital services for banks	40%	40%

[1]	The Entity was liquidated during 2019
[2]	The Entities were established during 2019

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

4. Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and its ultimate controlling shareholder, reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of CEO responsibilities as well as the following factors:

•

The CEO determines compensation of our other executive officers while board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the BOD;

•	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries, joint ventures and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s operations, they are not linked to volume. The Group does not monitor balances of assets and liabilities by segments as CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. Before January 1, 2018, the Group reported two segments: Payment Services (PS) and Consumer Financial Services (CFS). Since 2018, the Group additionally discloses: Small and Medium Enterprises (SME) segment and Rocketbank segment. In 2018, the Group completed the deal related to the acquisition of Rocketbank and started to invest in the new business activities which resulted in Rocketbank segment becoming significant. As a result, starting from 2018, CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services, Small and Medium Enterprises and Rocketbank:

•	Payment Services (PS), operating segment that generates revenue through operations of our payment processing system offered to our customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, currently presented by SOVEST installment card project;

•

Small and Medium Enterprises (SME), operating segment that generates revenue through operations of the Tochka business, which is focused on offering a broad range of services for small and medium enterprises through a multi-bank platform;

•	Rocketbank (RB), operating segment that generates revenue through offering digital banking service including debit cards and deposits to retail customers.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

4. Operating segments (continued)

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, effect from disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as irregular non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

The segments’ statement of comprehensive income for the nine months ended September 30, 2019, as presented to the CODM are presented below:

	Nine months ended September 30, 2019
	PS	CFS	SME	RB	CO	Total
Revenue	25,429	1,025	928	957	307	28,646
Segment net revenue	15,478	870	797	(423)	201	16,923
Segment profit/(loss) before tax	11,338	(1,748)	188	(2,019)	(994)	6,765

Segment net profit/(loss)	9,453	(1,391)	167	(1,633)	(1,085)	5,511

The segments’ statement of comprehensive income for the three months ended September 30, 2019, as presented to the CODM are presented below:

	Three months ended September 30, 2019
	PS	CFS	SME	RB	CO	Total
Revenue	8,991	438	245	344	124	10,142
Segment net revenue	5,484	369	200	(128)	68	5,993
Segment profit/(loss) before tax	3,918	(534)	155	(774)	(424)	2,341

Segment net profit/(loss)	3,259	(424)	156	(632)	(466)	1,893

The segments’ statement of comprehensive income for the nine months ended September 30, 2018, as presented to the CODM are presented below:

	Nine months ended September 30, 2018
	PS	CFS	SME	RB	CO	Total
Revenue	18,962	307	1,960	7	93	21,329
Segment net revenue	11,757	186	1,859	(23)	60	13,839
Segment profit/(loss) before tax	8,457	(2,576)	(618)	(590)	(794)	3,879

Segment net profit/(loss)	6,946	(2,080)	(496)	(475)	(772)	3,123

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

4. Operating segments (continued)

The segments’ statement of comprehensive income for the three months ended September 30, 2018, as presented to the CODM are presented below:

	Three months ended September 30, 2018
	PS	CFS	SME	RB	CO	Total
Revenue	6,838	160	895	7	43	7,943
Segment net revenue	4,257	125	842	(23)	29	5,230
Segment profit/(loss) before tax	3,040	(870)	(100)	(379)	(236)	1,455

Segment net profit/(loss)	2,487	(699)	(80)	(305)	(233)	1,170

Segment net revenue, as presented to the CODM, for the three and nine months ended September 30, 2019 and 2018 is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in the table below:

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Revenue under IFRS	7,943	21,329	10,142	28,646
Cost of revenue (exclusive of depreciation and amortization)	(3,881)	(10,396)	(4,989)	(14,196)
Payroll and related taxes	1,168	2,906	840	2,473

Total segments net revenue, as presented to CODM	5,230	13,839	5,993	16,923

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the three and nine months ended September 30, 2019 and 2018, is presented below:

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Consolidated profit before tax under IFRS	1,123	3,443	1,628	5,414
Amortization of fair value adjustments recorded on business combinations	78	225	105	302
Impairment of non-current assets	—	—	526	526
Share-based payments	359	519	135	391
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	(105)	(308)	(53)	132

Total segments profit before tax, as presented to CODM	1,455	3,879	2,341	6,765

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

4. Operating segments (continued)

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the three and nine months ended September 30, 2019 and 2018, is presented below:

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Consolidated net profit under IFRS	853	2,731	1,188	4,199
Amortization of fair value adjustments recorded on business combinations	78	225	105	302
Impairment of non-current assets	—	—	526	526
Share-based payments	359	519	135	391
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	(105)	(308)	(53)	132
Effect from taxation of the above items	(15)	(44)	(8)	(39)

Total segments net profit, as presented to CODM	1,170	3,123	1,893	5,511

Geographic information

Revenues from external customers are presented below:

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Russia	5,902	15,747	7,628	21,378
Other CIS	363	1,006	421	1,174
EU	631	1,619	787	2,503
Other	1,047	2,957	1,306	3,591

Total revenue per consolidated statement of comprehensive income	7,943	21,329	10,142	28,646

Revenue is recognized according to merchants’ geographic place. The majority of the Group’s non-current assets is located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue both for the three and the nine months ended September 30, 2019 and for the three and the nine months ended September 30, 2018.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

5. Long-term and short-term loans issued

As of September 30, 2019, long-term and short-term loans issued consisted of the following:

	Total as of September 30, 2019	Expected credit loss allowance	Net as of September 30, 2019
Long-term loans
Loans to legal entities	206	—	206

Total long-term loans	206	—	206

Short-term loans
Loans to legal entities	2,303	(35)	2,268
Installment Card Loans	7,024	(1,131)	5,893

Total short-term loans	9,327	(1,166)	8,161

As of December 31, 2018, long-term and short-term loans consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance	Net as of December 31, 2018
Long-term loans
Loans to legal entities	235	(5)	230

Total long-term loans	235	(5)	230

Short-term loans
Loans to individuals	30	—	30
Loans to legal entities	1,612	(26)	1,586
Installment Card Loans	6,096	(822)	5,274

Total short-term loans	7,738	(848)	6,890

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the nine months ended September 30, 2019, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2019	(216)	(120)	(517)	(853)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(89)	17	(348)	(420)
Transfers between stages	127	(5)	(122)	—
Amounts sold and written off	—	—	107	107

ECL allowance as of September 30, 2019	(178)	(108)	(880)	(1,166)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

5. Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended September 30, 2019, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of July 1, 2019	(170)	(126)	(850)	(1,146)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(8)	16	(135)	(127)
Transfers between stages	—	2	(2)	—
Amounts sold and written off	—	—	107	107

ECL allowance as of September 30, 2019	(178)	(108)	(880)	(1,166)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the nine months ended September 30, 2018, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2018	(175)	(60)	(194)	(429)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(132)	(39)	(170)	(341)
Transfers between stages	87	(14)	(73)	—
Amounts written off	—	—	8	8

ECL allowance as of September 30, 2018	(220)	(113)	(429)	(762)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended September 30, 2018, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of July 1, 2018	(165)	(73)	(315)	(553)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(71)	(35)	(103)	(209)
Transfers between stages	16	(5)	(11)	—
Amounts written off	—	—	—	—

ECL allowance as of September 30, 2018	(220)	(113)	(429)	(762)

As of September 30, 2019, and December 31, 2018, the Group had no overdue but not impaired loans.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

6. Trade and other receivables

As of September 30, 2019, trade and other receivables consisted of the following:

	Total as of September 30, 2019	Expected credit loss allowance/Provision for impairment	Net as of September 30, 2019
Cash receivable from agents	3,851	(221)	3,630
Deposits issued to merchants	1,977	(12)	1,965
Commissions receivable	177	(22)	155
Advances issued	427	(1)	426
Other receivables	151	(54)	97

Total trade and other receivables	6,583	(310)	6,273

As of December 31, 2018, trade and other receivables consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2018
Cash receivable from agents	4,207	(270)	3,937
Deposits issued to merchants	2,975	(16)	2,959
Commissions receivable	559	(21)	538
Advances issued	287	(12)	275
Other receivables	380	(47)	333

Total trade and other receivables	8,408	(366)	8,042

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive credit.

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the nine months ended September 30, 2019 and September 30, 2018, was the following:

	2018	2019
ECL allowance as of January 1,	(578)	(366)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(34)	(16)
Amounts written off	139	72

ECL allowance as of September 30,	(473)	(310)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

6. Trade and other receivables (continued)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the three months ended September 30, 2019 and September 30, 2018, was the following:

	2018	2019
ECL allowance as of July 1,	(471)	(271)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(16)	(39)
Amounts written off	14	—

ECL allowance as of September 30,	(473)	(310)

7. Cash and cash equivalents

As of September 30, 2019, and December 31, 2018, cash and cash equivalents consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Correspondent accounts with Central Bank of Russia (CBR)	5,587	830
Cash with banks and on hand	13,119	3,085
Short-term CBR deposits	21,000	9,200
Other short-term bank deposits	1,267	22,676
Less: Allowance for ECL	(7)	(2)

Total cash and cash equivalents	40,966	35,789

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis.

Since 2017 the Company has a bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2020.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

8. Other current assets and other current liabilities

8.1 Other current assets

As of September 30, 2019 and December 31, 2018, other current assets consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Reserves at CBR*	684	626
Prepaid expenses	156	203
Other	89	111

Total other current assets	929	940

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from July 1, 2019, such mandatory reserves established by the CBR constitute 4.75% for liabilities in RUR and 8% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

8.2 Other current liabilities

As of September 30, 2019 and December 31, 2018, other current liabilities consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Loyalty program liability	473	568
Other	58	170

Total other current liabilities	531	738

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

9. Trade and other payables

As of September 30, 2019, and December 31, 2018, the Group’s trade and other payables consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Payables to merchants	13,942	9,874
Money remittances and e-wallets accounts payable	6,571	6,522
Deposits received from agents	4,839	2,362
Commissions payable	601	416
Accrued personnel expenses and related taxes	562	876
Provision for undrawn credit commitments (Note 22)	84	108
Other payables	900	804

Total trade and other payables	27,499	20,962

10. Customer accounts and amounts due to banks

As of September 30, 2019, and December 31, 2018, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Individuals’ current/demand accounts	10,844	10,552
Legal entities’ current/demand accounts	3,767	3,772
Term deposits	2,103	2,899
Due to banks	1,391	1,271

Total customer accounts and amounts due to banks	18,105	18,494

Including long-term deposits	237	363

Customer accounts and amounts due to banks bear interest of up to 6%.

11. Borrowings

During the nine months ended September 30, 2019, the Group had available overdraft credit facilities with an overall credit limit of 1,460, with maturity from December 2019 to June 2020, and interest rate of up to 30% per annum. The balance payable under these credit lines as of September 30, 2019 was nil. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

12. Investment in associates

The Group has a single associate: JSC Tochka.

QIWI Group assesses its share in the new entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

	As of December 31, 2018	As of September 30, 2019
Associates’ statement of financial position:
Non-current assets	149	848
Current assets	1,836	2,671
including cash and cash equivalents	1,326	1,569
Non-current financial liabilities	—	(310)
Current liabilities	(183)	(1,165)
including financial liabilities	(183)	(995)

Net assets	1,802	2,044

Carrying amount of investment in associates (45%) of net assets	812	920

Associate’ revenue and net income for the three and nine months ended September 30, 2019 was as follows:

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Revenue	1,660	3,710
Cost of revenues	(693)	(1,624)
Other income and expenses, net	(611)	(1,845)
including depreciation and amortization	(42)	(70)

Total net profit	356	241

Group’s share (45%) of total net profit	160	108

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

13. Investment in joint venture

The Group has a single joint venture: Flocktory Ltd with subsidiaries. Three parties exercising joint control over this entity make unanimous decisions on major issues, including distribution and payment of dividends.

The Group’s interest in Flocktory joint venture is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in Flocktory joint venture:

	As of December 31, 2018	As of September 30, 2019
Joint venture companies’ statement of financial position:
Non-current assets	598	577
Current assets	191	236
including cash and cash equivalents	144	178
Non-current financial liabilities	—	(30)
Current liabilities	(20)	(50)
including financial liabilities	(18)	(42)

Net assets	769	733

Group’s share of net assets	631	601

Goodwill	205	219

Carrying amount of investment in joint venture company	836	820

Joint venture’ revenue and net income for the three and nine months ended September 30 was as follows:

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Revenue	80	228	104	303
Cost of revenues	(32)	(100)	(54)	(158)
Other income and expenses, net	(48)	(151)	(65)	(183)
including depreciation and amortization	(20)	(59)	(23)	(69)

Total net loss	—	(23)	(15)	(38)

Group’s share of total net loss	—	(19)	(12)	(31)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

14. Property and equipment

During the nine months ended September 30, 2019, the Group acquired fixed assets and rights of use of fixed assets in the amount of 1,331 (nine months ended September 30, 2018: 610). The main additions were rights of use office buildings, leasehold improvements, processing servers and office equipment.

As of September 30, 2019, the Group recognized impairment of property and equipment in the amount of 132 (Note 16).

15. Leases

The Group has commercial lease agreements of office buildings and premises for equipment. The leases have an average life of between one and seven years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the nine months ended September 30, 2019 recognized under such contracts is 187. Future minimum lease rentals under non-cancellable operating lease commitments for office equipment premises for a term less than 1 year as of September 30, 2019 are 30.

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. There change from the date of initial recognition was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As at January 1, 2019 (Note 2.2)	1,082	1,068
Additions	687	644
Depreciation	(278)	—
Interest expense	—	65
Payments	—	(439)

As at September 30, 2019	1,491	1,338

Including short-term portion		322

For the amount of rent expense recognized from short-term leases and variable lease payments for the nine months ended September 30, 2019 and September 30, 2018 see note 19.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

16. Impairment of non-current assets

For the purpose of the impairment test on non-current assets the Company estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU this asset relates. As at September 30, 2019 the Group identified the impairment indicators of non-current assets allocated to Rocketbank CGU and QIWI Box CGU due to underperformance on key metrics and the management plans to discontinue the operations to which the assets belong. The Group performed an impairment test of these CGUs, which indicated that there is impairment as of the reporting date in the amount of 198 for QIWI Box CGU and 328 for Rocketbank CGU. The recoverable amount of QIWI Box CGU has been determined by the Company based on a fair value less costs to sell. The recoverable amount of Rocketbank CGU has been also determined by the Company based on a fair value less cost to sell, using cash flow projections based on the business plans approved by Management and an appropriate discount rate reflecting time value of money and risks associated. The period of forecast was five years. The discount rate applied was 21%. As a result, the Company partially impaired the non-current assets, relating to both CGUs.

As at September 30, 2019	Rocketbank CGU	QIWI Box CGU	Total
Carrying amount	692	340	1,032
Recoverable amount	364	142	506

Impairment	(328)	(198)	(526)

Allocated to:
Goodwill	(93)	—	(93)
Intangible assets	(235)	(66)	(301)
Property and equipment	—	(132)	(132)

17. Revenue

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Cash and settlement service fees	865	1,953	296	1,095
Installment cards related fees	83	152	331	728
Other revenue	27	345	172	364

Total Other revenue	975	2,450	799	2,187

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	Nine months ended
	September 30, 2018	September 30, 2019
Interest revenue calculated using the effective interest rate	(1,084)	(2,651)
Interest expense classified as part of cost of revenue	60	520
Interest income and expenses from non-banking loans classified separately in the consolidated statement of comprehensive income	(14)	18

Interest income, net, for the purposes of consolidated cash flow statement	(1,038)	(2,113)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

18. Cost of revenue (exclusive of depreciation and amortization)

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Transaction costs	2,357	6,534	3,241	9,145
Payroll and related taxes	1,168	2,906	840	2,473
Cost of cash and settlement service fees	59	110	315	943
Interest expense	26	60	110	520
Other expenses	271	786	483	1,115

Total cost of revenue (exclusive of depreciation and amortization)	3,881	10,396	4,989	14,196

19. Selling, general and administrative expenses

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Compensation to employees, related taxes and other personnel expenses	1,004	2,556	1,083	2,971
Advertising, client acquisition and related expenses	526	1,560	414	1,180
Tax expenses, except of income and payroll relates taxes	159	460	164	446
Advisory and audit services	153	455	179	470
Rent of premises and related utility expenses	177	453	41	205
Expenses related to Tochka multi-bank platform services	—	—	170	351
IT related services	93	254	97	292
Loss from initial recognition	103	103	60	151
Other expenses	337	752	385	824

Total selling, general and administrative expenses	2,552	6,593	2,593	6,890

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

20. Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Nine months ended
	September 30, 2018	September 30, 2019
Proposed, declared and approved during the period:
Nine months ended September 30, 2019: Interim dividend for 2019: U.S.$ 34,593,126 or U.S.$ 0.28 per share		2,255
(Nine months ended September 30, 2018: no dividends)	—
Paid during the period:
Nine months ended September 30, 2019: Interim dividend for 2019: U.S.$ 34,593,126 or U.S.$ 0.28 per share		2,278
(Nine months ended September 30, 2018: no dividends)	—
Proposed for approval
(not recognized as a liability as of September 30):
Nine months ended September 30, 2019: Interim dividend for 2019: U.S.$ 17,356,313 or U.S.$ 0.28 per share		1,109
(Nine months ended September 30, 2018: no dividends)	—
Dividends payable as of September 30:	—	—

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

21. Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their other taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Three months ended September 30, 2018	Nine months ended September 30, 2018	Three months ended September 30, 2019	Nine months ended September 30, 2019
Current income tax expense	(311)	(718)	(487)	(1,348)
Deferred tax benefit/(expense)	41	6	47	133

Income tax expense for the period	(270)	(712)	(440)	(1,215)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

22. Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of various geopolitical, macroeconomic and other factors. The Russian economy has demonstrated modest growth rates while the population’s purchasing power has decreased. Currently, consumer spending generally remains cautious and consumer confidence is far from its peaks. A further decline in real disposable income and consumer purchasing power is expected in connection with the recent increase of VAT in Russia effective as of the beginning of 2019. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

Some of Group’s agents, merchants or Tochka’s SME clients, although mostly not incorporated in Crimea, may have operations there. To date, management does not believe that any of the current sanctions as in force limit the Group’ ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if the Group is deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea the Group’s business and results of operations may be materially adversely affected.

Further, in the ordinary course of the Group’s business, it may accept payments from consumers to or otherwise indirectly interact with certain entities that are the targets of U.S. and/or EU sanctions. For example, the U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some of the Group’s subsidiaries hold bank accounts at the aforementioned banks as well as have overdrafts and bank guarantees with VTB Bank. Moreover, the Group may be associated with U.S.- designated banks due to accepting payments for them from consumers in the ordinary course of business, even though the Group may not have any direct contract relationships with them.

In addition, because of the nature of the Group’s business, management does not generally identify the Group’s customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, management is not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists.

Even if the Group is not subjected to U.S. or other economic sanctions, its participation in the Russian financial system and indirect interaction with sanctioned banks and potential interaction with designated individuals may adversely impact the Group’s reputation among investors.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

22. Commitments, contingencies and operating risks (continued)

Operating environment (continued)

The Group contracts with some of international merchants in U.S. dollars and other currencies such as Euros. Recently it started to encounter difficulties in conducting such transactions, even with respect to largest and most well-known international merchants, due to the refusal of an increasing number of the Group’s U.S. relationship banks and the correspondent U.S. banks of the Group’s non-U.S. relationship banks to service U.S. dollar payments. Even though the Group still maintains a number of U.S. dollar accounts with various financial institutions, at the same time the Group is already conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process the Group’s transactions, thereby further increasing the currency conversion costs that the Group has to bear or that international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and the Group’s business, financial condition and results of operations may be materially adversely affected. Management can give no assurance that similar issues would not arise with respect to the Group’s transactions in other currencies, such as the Euro, which could have similarly adverse consequences.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Starting October 2013, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR. License revocations have continued throughout 2018 and early 2019, again with some major players impacted. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as itself in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

22. Commitments, contingencies and operating risks (continued)

Operating environment (continued)

As part of its business operations, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a significant portion of the Group’s revenues. Processing such payments generally carries higher margins than processing payments to merchants in most other categories. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and new customer acquisition tool. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments. If any merchants engaged in the betting industry are not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise or shift to another payment processor (TSUPIS), the Group would have to discontinue servicing them and would lose associated volumes and income. Moreover, if the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments While the Group has since largely outgrown that model, kiosks and terminals network remains a significant part of the Group’s infrastructure as a reload and client acquisition channel for Qiwi Wallet.

Certain factors may further contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and development of alternative payment channels. Based on available data, management believes that the overall number of and the use of kiosks declined substantially in 2015 versus prior years and continues to decline slightly since then. The decline in 2015 was a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts. Other statutory requirements that could have a similar effect on the Group’s business if fully enforced are the amendments to the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards”, dated May 22, 2003 (as amended). In particular, the law mandates that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that the Group’s agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of the Group kiosk network. Moreover, failure to comply with such enhanced control measures by the Group or the Group’s agents could result in the CBR imposing fines or restrictions on the Group’s activities.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

22. Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS which are discussed below suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged in the future.

On November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof. For example, the reduced rate on dividends provided under a double tax treaty shall be denied if the conditions for holding equity interest or shares by the time of the dividend payout are met over less than a 365-day period. Thus, when determining tax consequences several sources of legislation will now need to be considered, namely the domestic tax law, double tax treaties and MLI provisions, which have been adopted by states-parties to the relevant double tax treaty. To date the MLI has not been ratified by Russia. The draft law on ratification of the MLI has been submitted to the Russian State Duma (the low chamber of the parliament). However, it is likely that the application of the double tax treaties, which Russia is a party to, i.e. the double tax treaty between Russia and Cyprus, will be significantly limited by the MLI.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions. The existing transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019 transactions between Russian tax residents will be controlled only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with parties from blacklisted countries, transactions between related parties under participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. The new rules apply to transactions, under which income (expenses) from such controlled transactions are recognized after January 1, 2019. As a side effect, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

22. Commitments, contingencies and operating risks (continued)

Taxation (continued)

It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

Risk of cybersecurity breach

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and the Company has ultimate liability to its customers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. Any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 3.6 billion as assessed by the Group as of September 30, 2019 (RUB 2.7 billion rubles as of December 31, 2018).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

22. Commitments, contingencies and operating risks (continued)

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The restrictions on usage of anonymous e-wallets have been increasing lately including limitations on cash withdrawal and cash top up of anonymous e-wallets. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit the Group performs all necessary steps to collect data and performs the relevant identification procedures either personally or through such or additional public databases, the Group cannot guarantee that it will be able to collect all necessary data to perform the identification procedure in full or that the data the users provide it for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. At the end of 2017, a new law was enacted enabling “full” identification performed remotely as well, to the extent the relevant individual has previously undergone identification by an eligible credit institution and has consented for his data to be included in a database; however, as of the date of this report such identification method has not been fully developed either. Thus, current situation could cause the Group to be in violation of the identification requirements. In case management is forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of consumers and, consequently, volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If the Group is found to be in non-compliance with any of its requirements, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

Pledge of assets

As of September 30, 2019, the Group pledged debt securities (government bonds) with the carrying amount of 2,750 and cash deposit with the carrying amount of 33 (December 31, 2018 – 1,445 and 0 correspondingly) as collateral for bank guarantees issued on Group’s behalf to its major partners and also pledged debt securities with the carrying amount of 204 (December 31, 2018 – 484) to CBR.

Guarantees issued

The Group issues financial and performance guaranties to non-related parties for the term up to five years at market rate. The amount of guaranties issued as of September 30, 2019 is 5,300 (as of December 31, 2018 – 1,260).

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

22. Commitments, contingencies and operating risks (continued)

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Since the year 2019 the Group started to cancel the credit offer and cut the limits if customer didn’t use the card within 120 days. Outstanding credit limits are possible to be used including credit limits not yet activated by the customers and related commitments as at September 30, 2019 comprised RUB 22.8 billion (RUB 30.1 billion rubles as of December 31, 2018).

The amounts of credit limits comprise the maximum exposure to credit risk regarding credit related commitments. An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the nine months ended September 30, 2019 and September 30, 2018, was the following:

	2018	2019
ECL allowance as of January 1,	(111)	(84)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	23	(24)
Amounts written off	—	—

ECL allowance as of September 30,	(88)	(108)

An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the three months ended September 30, 2019 and September 30, 2018, was the following:

	2018	2019
ECL allowance as of July 1,	(86)	(100)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(2)	(8)
Amounts written off	—	—

ECL allowance as of September 30,	(88)	(108)

The total outstanding contractual amount of unused limits on contingencies and commitments liability does not necessarily represent future cash requirements, as these financial instruments may expire or terminate without being funded. In accordance with instalment card service conditions the Group has a right to refuse the issuance, activation, reissuing or unblocking of an instalment card, and is providing an instalment card limit at its own discretion and without explaining its reasons. The Group also has a right to increase or decrease a credit card limit at any time without prior notice.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

23. Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the nine months ended September 30, 2019 and 2018, as well as balances with related parties as at September 30, 2019 and December 31, 2018:

	For the nine months ended September 30, 2019		As at September 30, 2019
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	114	(380)	332	(59)
Key management personnel	1	(191)	—	(69)
Other related parties	3	(18)	8	(4)

	For the nine months ended September 30, 2018		As at December 31, 2018
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	—	—	180	(185)
Key management personnel	12	(124)	—	(70)
Other related parties	3	(22)	6	(3)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 162 during the nine months ended September 30, 2019 (84 - during the nine months ended September 30, 2018) and share-based payments amounted to 29 during the nine months ended September 30, 2019 (28 - during the nine months ended September 30, 2018).

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

24. Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt securities, deposits and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of September 30, 2019 and December 31, 2018 is presented by type of the financial instrument in the table below:

		As of December 31, 2018		As of September 30, 2019
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities	AC	1,929	1,931	3,449	3,495
Debt securities	FVOCI	—	—	733	733
Long-term loans	AC	159	159	162	162
Long-term loans	FVPL	71	71	44	44

Total financial assets		2,159	2,161	4,388	4,434

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVOCI – accounted at fair value through other comprehensive income;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt securities of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 6.4% - 9.9% and maturity up to February 2027. Some of debt instruments are pledged (Note 22).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to eight years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 9-35%.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

24. Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	September 30, 2019	44	—	—	44
Assets accounted at fair value through other comprehensive income
Debt securities	September 30, 2019	733	733	—	—
Assets for which fair values are disclosed
Debt securities	September 30, 2019	3,495	3,495	—	—
Long-term loans	September 30, 2019	162	—	—	162
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2018	71	—	—	71
Assets for which fair values are disclosed
Debt securities	December 31, 2018	1,931	1,931	—	—
Long-term loans	December 31, 2018	159	—	—	159

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the nine months ended September 30, 2019.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

With regard to the level 3 assessment of fair value, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for financial assets accounted at fair value.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

24. Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

25. Share based payments

25.1. Option plans

As of September 30, 2019, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)	2019 Employee Stock Option Plan (ESOP)
Adoption date	October, 2012	July, 2015	June, 2019

Type of shares	class B shares	class B shares	class B shares

Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares	Up to 3,100,000 shares

Exercise price	Granted during: Year 2012: U.S.$ 13.65 Year 2013: U.S.$ 41.24 - 46.57 Year 2014: U.S.$ 34.09 - 37.89 Year 2017: U.S.$ 23.94	Granted during: Year 2016: n/a Year 2017: n/a Year 2018: n/a Year 2019: n/a	Granted during: Year 2019: U.S. $ 16.75

Exercise basis	Shares	Shares	Shares

Expiration date	December 2020	December 2022	December 2026

Vesting period Other major terms	Up to 4 years The options are not transferrable

Three vesting during up to 2
years

- The units are not transferrable

- All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

Two vesting during up to 4 years

- The units are not transferrable

- The Compensation Committee of the Board, acting as Administrator of the Plan, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable.

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans and transfers them to employees who exercise their options. The Trust is not a legal entity and major decisions relating to its activities are determined by QIWI plc. In these financial statements it is regarded as an extension of QIWI plc.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

25. Share based payments (continued)

25.2. Changes in outstanding options

The following table illustrates the movements in share options during the nine months ended September 30, 2019:

	As of December 31, 2018	Granted during the period	Forfeited during the period	Exercised during the period	As of September 30, 2019
2012 ESOP	1,516,981	—	(30,000)	(181,247)	1,305,734
2015 RSU Plan	813,019	132,800	(7,199)	(495,628)	442,992
2019 ESOP	—	1,280,000	—	—	1,280,000

Total	2,330,000	1,412,800	(37,199)	(676,875)	3,028,726

As of September 30, 2019, the Company has 2,585,734 options outstanding, of which 1,305,734 are vested and 1,280,000 are unvested, and 442,992 RSUs outstanding, of which 46,068 are vested and 396,924 are unvested.

The weighted average price for share options exercised under ESOP during the reporting period was U.S. $13.65 and exercised under RSU plan was nil.

25.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expected term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black-Scholes-Merton
2015 RSU Plan	2,035,808	0-5.7%	40.65%-64.02%	2.89%-4.34%	0-2	15.26	14.56	Binominal
2019 ESOP	1,280,000	5.7%	41.12%	1.91%-1.94%	0-4	19.81	5.23	Black-Scholes-Merton

The forfeiture rate used in valuation models granted during the period is from nil to 16%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

25.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the nine months ended September 30, 2019 was 391 (the nine months ended September 30, 2018 – 519).

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (unaudited) (continued)

26. Events after the reporting date

Dividends distribution

On November 12, 2019 the Board of Directors of the Company approved a dividend of U.S.$17,356,313 (equivalent of 1,109).

Kazakhstan

The Group operates its e-wallets in certain jurisdictions outside of Russia, predominantly in Kazakhstan through its subsidiary Qiwi Kazakhstan LP. Emission and acquiring of these e-wallets are carried out by third party bank. In October 2019, this bank started to experience financial difficulties that negatively affected on services rendered to the Group’s customers. The Group promptly managed to switch all related activities to another bank and compensated all e-wallet balances with its own funds so the reputation was not damaged. The maximum exposure to losses comprises about 330.

Pledge of debt securities

In October 2019 the Group pledged an additional number of debt securities as a collateral for newly received credit facility at the nominal amount of 851.

Rocketbank

In August 2017, the Group executed a series of transactions to acquire the brands, software and hardware of Tochka and Rocketbank from Otkritie Bank. In July 2018, the Group finalized the acquisition of Rocketbank and, by the end of 2018, completed the transfer of Rocketbank’s customers, personnel and business processes into QIWI. Throughout the first half of 2019, management reviewed a number of strategic opportunities for the development of Rocketbank’s business as either a part of QIWI broader ecosystem or as a standalone project. A final strategic plan was presented to the Board of the Directors of the Company. In August 2019, having duly considered the proposed strategy and required financing, the Board of the Directors concluded that Rocketbank’s business plan had an investment profile and financing requirements that are not compatible with QIWI’s risk appetite and that the business had limited potential synergies with the core business of the Company. The Board of Directors requested that management investigates the potential of a partial or complete sale of Rocketbank. As a result over the past few months management has begun exploring market opportunities and has recently hired a financial advisor to assist the Company with the process.

Flocktory

In November 2019 the Group received notice from the other two of Flocktory shareholders to exercise the put option over their remaining shares (18%) in Flocktory ltd subject to the Company’s Shareholder deed. After the transaction, the Group will gain sole control over Flocktory. Transaction amount is 482.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.